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Exhibit 99.2

Hydro One Limited

ANNUAL MEETING OF SHAREHOLDERS

Virtual and Thunder Bay, Ontario

June 2, 2023

REPORT OF VOTING RESULTS

Prepared in accordance with Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the annual meeting of shareholders (the “Meeting”) of Hydro One Limited (the “Company”) held virtually and in person in Thunder Bay, Ontario, on June 2, 2023. Each of the matters set out below is described in greater detail in the management information circular of the Company prepared in connection with the Meeting, which can be found at https://www.hydroone.com/investor-relations.

1.	Election of Directors

Each of the 11 director nominees proposed for election was elected as a director of Hydro One to serve until the next annual meeting of shareholders or until their respective successors are elected or appointed.

Director	Votes For (Percent)		Votes Withheld (Percent)
	#	%	#	%
Cherie Brant	490,148,059	98.63%	6,784,949	1.37%
David Hay	492,246,730	99.06%	4,686,278	0.94%
Timothy Hodgson	491,582,284	98.92%	5,350,724	1.08%
David Lebeter	496,068,258	99.83%	864,750	0.17%
Stacey Mowbray	493,294,427	99.27%	3,638,581	0.73%
Mitch Panciuk	496,072,380	99.83%	860,628	0.17%
Mark Podlasly	495,339,822	99.68%	1,593,186	0.32%
Helga Reidel	496,009,187	99.81%	923,821	0.19%
Melissa Sonberg	490,092,442	98.62%	6,840,566	1.38%
Brian Vaasjo	496,673,821	99.95%	259,187	0.05%
Susan Wolburgh Jenah	487,892,229	98.18%	9,040,779	1.82%

2.	Appointment of External Auditors

KPMG LLP was appointed as Hydro One’s external auditors for the ensuing year and the directors were authorized to fix their remuneration.

Votes For (Percent)		Votes Withheld (Percent)
#	%	#	%
496,720,895	99.83%	825,288	0.17%

3.	Advisory Resolution on Approach to Executive Compensation

The advisory resolution on Hydro One’s approach to executive compensation was approved.

Votes For (Percent)		Votes Withheld (Percent)
#	%	#	%
471,561,755	94.89%	25,371,253	5.11%

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DATED this 2nd day of June, 2023.

HYDRO ONE LIMITED

/s/ Cassidy McFarlane
Name:	Cassidy McFarlane
Title:	General Counsel

[Report of Voting Results (2023 AGM) – Hydro One Limited]